Confidential Treatment Requested Pursuant to 17 C.F.R. SECTION 200.83

August 29, 2023	White & Case LLP
1221 Avenue of the Americas
VIA EDGAR	New York, NY 10020-1095 T + 1 212 819 8200

United States Securities and Exchange Commission	whitecase.com
Division of Corporation Finance
Office of Energy & Transportation
10 F Street NE
Washington, D.C. 20549

Attn:	Claudia Rios and Kevin Dougherty

Re:	Grupo Aeroméxico, S.A.B. de C.V.

Draft Registration Statement on Form F-1

Submitted June 20, 2023

File No. 377-06751

Dear Ms. Rios and Mr. Dougherty:

In connection with the above-referenced Draft Registration Statement on Form F-1 confidentially submitted on June 20, 2023 (the “Draft Registration Statement”) relating to the proposed offering of equity securities of Grupo Aeroméxico, S.A.B. de C.V. (the “Issuer”), we are writing to submit the Issuer’s response to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”), contained in the Staff’s letter dated July 18, 2023 (the “Comment Letter”).

The Issuer has revised the Draft Registration Statement in response to the Comment Letter and is confidentially submitting concurrently with this letter Amendment No. 1 to the Draft Registration Statement via EDGAR (“Amendment No. 1”), which reflects the Issuer’s responses to the comments received from the Staff and certain updated information. For ease of reference, each of the comments contained in the Comment Letter is printed below in bold and is followed by the Issuer’s response. All page references in the responses set forth below refer to page numbers in Amendment No. 1.

Draft Registration Statement on Form F-1 submitted June 20, 2023

Industry and Market Data, page 8

1.    You disclose that certain information set forth in this prospectus is derived from independent industry publications, third-party studies and surveys, including “Aeroméxico Corporate Performance – Complete Corporate data, as of February 2023, published by PRISM.” Please explain your reference to your corporate data as published by PRISM. If any data in the registration statements relates to publications, surveys or

Confidential Treatment Requested Pursuant to 17 C.F.R. SECTION 200.83

United States Securities and Exchange Commission

August 29, 2023

reports that were commissioned by you for use in connection with the registration statement, please file consents of such third parties pursuant to Rule 436 of the Securities Act as exhibits to your registration statement or tell us why you believe you are not required to do so.

Response: The Issuer respectfully acknowledges the Staff’s comment and has revised the disclosure on page 8 to clarify that PRISM is a paid subscription service that is regularly used across the airline industry. The Issuer confirms that it did not commission any publications, surveys, or reports from third parties for use in connection with the registration statement.

Prospectus Summary

Overview

Only FSC based in Mexico, which drives our significant revenue premium, page 10

2.    You disclose that “no other airline provides the same level of service and connectivity in Mexico as Aeroméxico, or has a comparable brand recognition” as evidenced by your “leading NPS” score within the Mexican aviation industry. We note your disclosure about your Net Promoter Score or NPS in your glossary of terms. In terms of you having a “leading NPS” score within the Mexican aviation industry, please disclose the date of your studies supporting this conclusion.

Response: The Issuer respectfully acknowledges the Staff’s comment and has revised the disclosure on page pages 11, 17, 146 and 152 of Amendment No.1.

3.    You disclose that your position in the Mexican market allows you to “generate a significant revenue premium” compared to that of other Mexican airlines. Please clarify the source for this statement and/or revise to disclose that this is management’s belief and your basis for this belief.

Response: The Issuer respectfully acknowledges the Staff’s comment and has revised the disclosure on page 5 of Amendment No.1.

We benefit from strategic alliances, in particular our JCA with Delta, and our results would be adversely affected if our antitrust immunity, page 57

4.    We note your disclosure that you benefit from strategic alliances, in particular your JCA with Delta, and your results would be adversely affected if your antitrust immunity for the JCA was not renewed or these alliances were interrupted. Please file this agreement as an exhibit to your registration statement, or tell us why you do not believe that it is a material agreement required to be filed pursuant to Item 8 of Form F-1 and Item 601(b)(10) of Regulation S-K.

Response: The Issuer respectfully acknowledges the Staff’s comment and advises the Staff that it does not intend to file the JCA as an exhibit to the registration statement. The Issuer has made this determination because the JCA is a contract made in the ordinary course of business on which the Issuer is not substantially dependent. Item 601(b)(10)(ii) of Regulation S-K states that if a contract “is such as ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries, it will be deemed to have been made in the ordinary course of business and need not be filed” unless captured by certain enumerated categories, including “any contract upon which the registrant’s business is substantially dependent […]”, in which case such contract shall be filed “except where immaterial in amount or significance.”

Confidential Treatment Requested Pursuant to 17 C.F.R. SECTION 200.83

United States Securities and Exchange Commission

August 29, 2023

The JCA is a type of alliance and cooperation agreement that is common in the airline industry and ordinarily accompanies the Issuer’s business as a full-service carrier with an international network. While the Issuer’s JCA with Delta serves a strategic objective to enhance connectivity between Mexico and the United States and has positively impacted passenger flows in that transborder market, the Issuer is not substantially dependent on the JCA. Most of the Issuer’s passenger revenue continues to be generated by domestic travel in Mexico and international flying not covered by the JCA. The Issuer also notes that prior to its entry into the JCA, it already had a substantial presence in the Mexico–United States transborder market, which was subsumed under the JCA.

For the foregoing reasons, the Issuer concluded that it is not required to file the JCA as a material contract exhibit. Furthermore, the Issuer believes that it has disclosed in the registration statement the material terms of the JCA and the risks associated thereunder.

High inflation in Mexico may decrease demand for our service and increase our costs., page 66

5.    You disclose that recently high inflation has contributed to “increase operating costs, including fuel, energy, wages and labor costs.” We note that within MD&A results of operations for the fiscal year ended December 31, 2022, you disclose that wages, salaries and benefits increased in part to “inflation-related compensation adjustments as required under the terms of our CBA” and that maintenance costs increased in part to “global inflationary pressures.” Please update your disclosure to identify actions planned or taken, if any, to mitigate inflationary pressures.

Response: The Issuer respectfully acknowledges the Staff’s comment and has revised the disclosure on page 68 of Amendment No.1.

Certain shareholders have the right to appoint directors to our board and their interests may not coincide with yours., page 72

6.    We note your disclosure that pursuant to the terms of shareholder arrangements in connection with your Chapter 11 proceedings, each of the Apollo shareholder and Delta is entitled to nominate two directors to your board and each of BSPO and the noteholder investors group is entitled to nominate one director to your board. Please file copies of these shareholder agreements as exhibits to your registration statement. Refer to Item 8 of Form F-1 and Item 601(b)(4) of Regulation S-K.

Response: The Issuer respectfully acknowledges the Staff’s comment and advises the Staff that the terms of the shareholder rights arrangements regarding board of director nomination rights post-Chapter 11 emergence are set forth in Section 4.13(b) of the Issuer’s Joint Plan of Reorganization (the “Plan”) entered in connection with the Issuer’s Chapter 11 proceedings. Pursuant to the Plan, each of Apollo shareholder and Delta had the right to designate two directors and each of BSPO and the noteholder investors group had the right to designate one director to the Issuer’s initial post-emergence board. Further, pursuant to the LMV, and as reflected in the Issuer’s bylaws, for each 10% of the Issuer’s shares held by a shareholder, such shareholder has the right to designate one director to the Issuer’s board. Currently, each of Delta, Apollo shareholder and BSPO, together with the noteholder investors group, hold more than 20% of the Issuer’s shares, respectively, and, so long as they continue to hold such shares, they will continue to have the right to designate two directors each. Besides the above, there are no separate shareholder agreements. The Issuer has included clarifying language regarding the source of these rights on pages 201 and 202 of the Draft Registration Statement. In addition, the Issuer has included the Plan as Exhibit 2.1 to Amendment No. 1 and intends to include the bylaws as Exhibit 3.1 in a subsequent submission or filing.

Confidential Treatment Requested Pursuant to 17 C.F.R. SECTION 200.83

United States Securities and Exchange Commission

August 29, 2023

Use of Proceeds, page 79

7.    You disclose that you intend to use net proceeds from this offering for general corporates purposes, which may include payments for (i) the expansion of your fleet; (ii) investments in customer experience infrastructure; (iii) fleet maintenance obligations; and (iv) repayment of indebtedness, including under our exit financing. Once the offering size is known, please separately estimate the net amount of the proceeds for each principal intended use thereof. If the anticipated proceeds will not be sufficient to fund all the proposed purposes, the order of priority of such purposes should be given. If any material part of the proceeds is to be used to discharge, reduce or retire indebtedness, describe the interest rate and maturity of such indebtedness. See Item 3(c) of Form 20-F.

Response: The Issuer respectfully acknowledges the Staff’s comment and undertakes to provide estimates of the net amount of the proceeds for each principal intended use thereof once the anticipated proceeds relating to the primary portion of the offering is known. In the event that the anticipated proceeds of the primary portion of the offering will not be sufficient to fund all of the proposed purposes, the order of priority of such purposes will be given. If any material part of the proceeds from the primary portion of the offering is to be used to discharge, reduce or retire indebtedness, then the Issuer undertakes to describe the interest rate and maturity of such indebtedness.

Management’s Discussion and Analysis of Financial Condition and Results of Operation

Results of Operations

Year ended December 31, 2022 compared to year ended December 31, 2021, page 101

8.    You disclose an income tax benefit of $124.5 million for 2022 when you actually had income tax expense. Please revise.

Response: The Issuer respectfully acknowledges the Staff’s comment and has revised the disclosure on page 103 of Amendment No.1.

Management’s Discussion and Analysis of Financial Condition and Results of Operation Exit Financing, page 113

9.    We note your disclosure that the debt portion of your exit financing totaled $762.5 million, consisting of newly issued first-lien secured notes purchased by various parties, including certain members of the ad hoc group in the Chapter 11 proceedings and other creditors and investors in accordance with your restructuring plan, and your obligations under the first lien notes are secured by pledges over substantially all of your assets, including your equity interests in certain owned aircraft and aircraft engines, aircraft spare parts, real estate, shares in our subsidiaries, intellectual property and the beneficial interest in certain trusts that own these and other assets, subject to certain customary exceptions. Please file copies of the form of these first lien notes and the related pledge agreement as exhibits to your registration statement. Refer to Item 8 of Form F-1 and Item 601(b)(10) of Regulation S-K.

Response: The Issuer respectfully acknowledges the Staff’s comments and confirms that it intends to include the form of the notes and form of the related pledge agreements as Exhibits 4.5 and 4.6 in a subsequent submission or filing.

Confidential Treatment Requested Pursuant to 17 C.F.R. SECTION 200.83

United States Securities and Exchange Commission

August 29, 2023

Critical Accounting Policies and Estimates, page 116

10.    The disclosure you provided for your critical accounting estimates are similar to your significant accounting policies disclosures, as previously described in comment 16 in our letter dated January 23, 2023. Your critical accounting estimates should provide investors with an understanding as to how the uncertainty associated with those estimates may impact your consolidated financial statements. Please revise to ensure your disclosures sufficiently quantify and explain to investors the uncertainties associated with the critical estimates; the methods and assumptions used to make the critical estimates, including an explanation as to how you arrived at the assumptions used; the events or transactions that could materially impact the assumptions made; and how reasonably likely changes to those assumptions could impact your consolidated financial statements.

Response: The Issuer respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 120-121 of Amendment No.1.

Business, page 141

11.    You disclose contracts with various parties which appear your business may be substantially dependent upon, including the following:

•	maintenance services that are provided by third-parties, such as airframe heavy maintenance for your aircraft by MRO Mexico and engine maintenance arrangement with GE and CFM.

•	airport operations agreements with respect to Mexican airports, such as with Aeropuerto Internacional de la Ciudad de México, S.A. de C.V. (which operates MEX).

To the extent you are substantially dependent on any agreements or arrangements with these providers, please disclose the materials terms of such agreements and arrangements and ensure that you have filed such agreements as exhibits to your registration statement. Refer to Item 8 of Form F-1 and Item 601(b)(10) of Regulation S-K.

Response: The Issuer respectfully acknowledges the Staff’s comment and has updated the exhibit index to include two airport services agreements relating to its operations at the Mexico City airport – the Airport Services Agreement, dated December 1, 2020, between Aerovías de México S.A. de C.V. and Aeropuerto Internacional de la Ciudad de México, S.A. de C.V. (Exhibit 10.3) and the Airport Services Agreement, dated December 1, 2020, between Aerolitoral, S.A. de C.V. and Aeropuerto Internacional de la Ciudad de México, S.A. de C.V. (Exhibit 10.4). The Company plans to include these agreements as exhibits in a subsequent submission or filing. In addition, the Issuer has revised the disclosure on page 129 of Amendment 1 to describe the material terms of the airport services agreements.

The Issuer further advises the Staff that it does not intend to file its maintenance services agreements as exhibits. The Issuer has made this determination because these agreements are contracts made in the ordinary course of business on which the Issuer is not substantially dependent. The maintenance service agreements between the Issuer and third-party maintenance service providers are common in the airline industry and ordinarily accompany the Issuer’s business as a full-service carrier. In addition, the Issuer believes that, if necessary, it would be able to find replacements for the third-party maintenance service providers on substantially similar terms to the current agreements. The Issuer also confirms that it has disclosed in the Draft Registration Statement the material terms of the maintenance services agreements.

Confidential Treatment Requested Pursuant to 17 C.F.R. SECTION 200.83

United States Securities and Exchange Commission

August 29, 2023

Business

Partnerships and Alliances, page 169

12.    You disclose that the Joint Cooperation Agreement with Delta establishes profit sharing provisions, which determine that profits over a certain threshold established in 2016 are shared between Delta and you, which maximize your revenue and cost synergies. Please disclose all material profit sharing provisions and the amount of profits shared under this agreement over each of the last three years.

Response: The Issuer respectfully acknowledges the Staff’s comment and advises that the profits shared between the Issuer and Delta under the JCA over the last three years are not material to the Issuer and that the profits to be shared in 2023 are also not expected to be material. Moreover, the additional disclosure requested by the Staff is highly proprietary and would harm the Issuer’s and Delta’s competitive position. The Issuer has revised the disclosure on page 175 of Amendment 1 to describe more accurately the main non-proprietary characteristics of the profit-sharing provisions under the JCA.

Management, page 189

13.    Please disclose the date of birth or age of your directors and senior management. See Item 6.A of Form 20-F.

Response: The Issuer respectfully acknowledges the Staff’s comment and notes that according to Item 6.A.3 of Form 20-F, the date of birth or age of each director and member of senior management must be disclosed only if such information is required to be reported in the home country or is otherwise publicly disclosed by the Issuer. As Mexican law does not require disclosure of this information and the Issuer has not otherwise publicly disclosed it, the Issuer believes that this disclosure is not required to be disclosed in the registration statement.

14.    The percentages in the percentage column of outstanding shares in the table appear to sum a total percentage greater than 100%. Please revise.

Response: The Issuer respectfully acknowledge the Staff’s comment and has revised footnotes 1 and 3 of the beneficial ownership table on page 207 of Amendment No. 1 to clarify that a portion of the shares beneficially owned by the Apollo shareholder are held in trust by the trustee of the Banco Actinver F/5292 Trust.

15.    Please disclose the person or persons who directly or indirectly exercise sole or shared voting or investment control over the shares held by each of Funds managed by Silver Point Capital, and SVP Group. See Item 7.A of Form 20-F.

Response: The Issuer respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 207-208 of Amendment No. 1.

Confidential Treatment Requested Pursuant to 17 C.F.R. SECTION 200.83

United States Securities and Exchange Commission

August 29, 2023

Description of Capital Stock

Exclusive Jurisdiction in Legal Suits Related to our Corporate Bylaws, page 210

16.    You disclose that your by-laws establish that any controversy related to the interpretation of or compliance with the by-laws will be submitted to the jurisdiction of the courts located in Mexico City with jurisdiction over the matter. Please disclose whether your by-law provision applies to actions arising under the Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a U.S. court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If either provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the respective provision in the by-laws states this clearly.

Response: The Issuer respectfully acknowledges the Staff’s comment and has revised the disclosure on page 216 of Amendment No. 1 to clarify that (i) the jurisdiction provision contained in the Issuer’s bylaws (setting forth that any controversy related to the interpretation of or compliance with such bylaws must be brought in competent courts sitting in Mexico City) (the “Bylaws Jurisdiction Provision”), is not applicable to holders of ADSs; (ii) the Bylaws Jurisdiction Provision does not apply to claims under the Securities Act or Exchange Act; and (iii) investors cannot waive compliance with the U.S. federal securities laws and the rules and regulations thereunder. Additionally, the Issuer notes that any legal action arising under the ADR deposit agreement may only be instituted in a state or U.S. federal court in The City of New York (the “Deposit Agreement Jurisdiction Provision”).

Further, the Issuer has included a risk factor on page 72 of Amendment No. 1 describing the risks to shareholders in connection with the Bylaws Jurisdiction Provision, and stating that there is uncertainty whether a U.S. court would enforce the Bylaws Jurisdiction Provision for actions for breach of fiduciary duty and other claims. This risk factor also describes the risks to holders of ADSs in connection with the Deposit Agreement Jurisdiction Provision and states that it is possible that a court could find this type of forum selection provision to be inapplicable or unenforceable.

Notes to the consolidated financial statements

(3) Significant accounting policies, page F-16

17.    You disclose that revenues from indirect ticket sales by travel agencies accounted for around 40% of your purchased flight segment over the last three years. You also disclose that you have agreements with certain travel agencies to award them performance incentives on their sales based on the number of tickets sold. Please disclose the amount of the performance incentives incurred and your accounting policy for performance incentives, including whether any of these incentives are capitalized and amortized over time. Refer to IFRS 15.

Response: The Issuer respectfully acknowledges the Staff’s comment and has revised the disclosure in note 3(l) to the financial statements on page F-32 of Amendment No.1.

(g) Intangible assets and goodwill-

Partners contracts and customer relationships -, page F-27

18.    You disclose that the partners’ contracts and customers relationships with indefinite lives acquired in the PLM acquisition in July 2022 do not have an expiration date nor cost of renewal. Please tell us or disclose in greater detail what the partners’ contracts and customer relationships represent, and how you determined the partners’ contracts and customer relationships have indefinite lives since customers pass away, go out of business, can be acquired or may prefer to conduct business with other companies.

Confidential Treatment Requested Pursuant to 17 C.F.R. SECTION 200.83

United States Securities and Exchange Commission

August 29, 2023

Response: The Issuer respectfully acknowledges the Staff’s comment and has revised the disclosure in note 3(g) to the financial statements on page F-27 of Amendment No.1. As further clarification the Issuer’s contracts with such partners are deemed to be of indefinite life because they have “evergreen” provisions that provide for automatic renewal without additional costs, if the partner wants to renew. The Company has long standing relationships with such partners and intends to renew the contracts indefinitely. The Company’s assessment is supported by a long history of business with these partners, some of them going back 20 years; therefore, the Company believes the evidence supports that these intangible assets will generate cash flows for an indefinite period of time.

(8) Revenue recognition

iii. Frequent flyer program, page F-45

19.    We note that your premier points earned by the Club Premier members are accounted as a liability and are recognized as revenue when the awards are redeemed. Please disclose the amount of revenue recognized from frequent flyer programs and the amount of breakage revenue recognized, if any, for the periods presented.

Response: The Issuer respectfully acknowledges the Staff’s comment and has revised the disclosure in note 8(iii) to the financial statements on page F-45 of Amendment No.1.

Please do not hesitate to contact John Vetterli at (212) 819-8816 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP
White & Case LLP

cc:    Andrés Conesa Labastida, Grupo Aeroméxico, S.A.B. de C.V.